Exhibit 99.1

Enthusiast Gaming Announces Return of Pocket Gamer Connects to Seattle

LOS ANGELES, April 19, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), an integrated gaming entertainment company, will host its next live event under its Pocket Gamer Connects (“PGC”) brand in Seattle, Washington from May 9-10.

The Pocket Gamer community includes avid mobile gamers, developers, and industry professionals worldwide that have attended the international PGC series since 2014. Since its inception, PGC has attracted top tier sponsors and industry supporters including Microsoft, Facebook Gaming, Google Play, App Annie, Unity, Jam City, and G–Star, amongst others.

While PGC successfully pivoted to a virtual conference format in 2020, live events have recently resumed with PGC Seattle being the fourth live event so far this year. PGC continues to provide an important platform for mobile gaming enthusiasts to connect, engage, and interact, while providing industry-leading expert content and discussion around the mobile gaming space.

PGC Seattle 2022 attendees can learn and meet with hundreds of companies in the gaming space from indie developers, publishers, media, investors, and everything in between. More than 120 industry speakers across 17 themed tracks will share insight and knowledge on topics including User Acquisition, Mastering Multiplayer, The Art of Publishing, Ad Insights, Building on Blockchain, Mapping the Metaverse, Incredible Indies, CFO Insider, NFT Know-How, and more. Speakers and sponsors include Xbox, a16z, Fandom, Netflix Games, Addicting Games, Riot Games, InMobi, AppLovin, Xsolla, and more.

Running in parallel to PGC Seattle will be the Blockchain Games Next Summit, a series of speaker panels and content focusing on the next wave of Web3.0 games technology including blockchain games, NFTs, and the metaverse.

Blockchain, NFT, Web3.0, and the metaverse are hot topics in the gaming space and the Blockchain Games Next Summit is designed to provide a space to explore the potential scale of the market and the best way to implement these technologies.

“We are thrilled to once again be hosting live events. Pocket Gamer Connects continues to push new boundaries and create a unique experience for attendees, speakers, and sponsors. As we get set to return to Seattle, it’s great to see the depth of topics being discussed, including how blockchain, metaverse, and NFT’s are impacting the evolution of the games industry,” said Adrian Montgomery, CEO of Enthusiast Gaming.

More information can be found at www.pgconnects.com/seattle/.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications
derek@providentcomms.com

343-422-5606

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding planned events operated by the Company’s entertainment division.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.